UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934


06039665

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

PROCESSED
JUN 2 3 2006
THOMSON
FINANCIAL

For the transition period from _______ to _______

Commission file number: 000-24948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park View Federal Savings Bank Salary Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

REQUIRED INFORMATION

Item 1-3. The Park View Federal Savings Bank Salary Savings Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits:

Exhibit 23.1 Consent of Meaden & Moore Ltd.

PARK VIEW FEDERAL SAVINGS BANK
401(k) PLAN

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS' REPORT

December 31, 2005

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Park View Federal Savings Bank
401(k) Plan
Solon, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the PARK VIEW FEDERAL SAVINGS BANK 401(k) PLAN and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Park View Federal Savings Bank 401(k) Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The suppplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meaden + Moore, LTD.

MEADEN & MOORE, LTD.
Certified Public Accountants

May 3, 2006
Cleveland, Ohio



Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Charlotte Chicago Cleveland Columbus Naperville New York Orlando Phoenix Pittsburgh Wooster

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank
401(k) Plan

	Year Ended December 31	
	2005	2004
Additions to Net Assets Attributed to:		
Contributions:		
Employer	$ **120,089**	$ 131,940
Employee	**463,913**	458,497
Rollover	**35,633**	12,038
	619,635	602,475
Interest and dividend income	**111,553**	105,809
Total Additions	**731,188**	708,284
Deductions from Net Assets Attributed to:		
Benefits paid to participants	**278,869**	240,227
Administrative expenses	**-**	1,510
Net realized/unrealized gain (loss) on investments	**309,878**	80,492
Total Deductions	**588,747**	322,229
Net Increase	**142,441**	386,055
Net Assets Available for Benefits:		
Beginning of Year	**4,341,573**	3,955,518
End of Year	$ **4,484,014**	$ 4,341,573

See accompanying notes.

1 Description of Plan

The following description of The Park View Federal Savings Bank 401(k) Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:

The Plan, which began January 1, 1994, is a defined contribution plan covering all employees of Park View Federal Savings Bank (the Company) who meet the hour and age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended effective January 25, 2005. The Amendment allowed participants to request a distribution of his or her rollover contributions at any time. This Amendment also excluded bonuses from the definition of "compensation" for purposes of Employer Profit Sharing Contributions, Elective Deferrals and Matching Contributions.

The Plan was amended effective July 26, 2005. The Amendment allowed an automatic rollover for participants with balances that do not exceed $5,000.

Eligibility:

All employees of the Company age eighteen and older and who are employed for one year are eligible to participate in the Plan.

Contributions:

Cash or Deferred Option [401(k)] - Participants may elect 1% to 50% of their compensation to be contributed to the Plan by the Company.

Employer Contributions - The Company makes contributions to each eligible participant's account by matching up to 50% of the first 4% contributed by the Participant for the Plan year.

Qualified Non-Elective Contributions - The Company may also make a qualified non-elective contribution on a discretionary basis. This additional contribution, if any, will be allocated to only Non-highly Compensated Participants in proportion to each eligible Employee's Compensation as a ratio of all eligible Employees' Compensation.

1 Description of Plan, Continued

Participants' Loans:

Participant loans are not permitted under the Plan.

Other Plan Provisions:

Normal retirement age is 65, however, a participant may elect early retirement on or after age 60 with six years of completed service. The Plan also provides for early payment of benefits after reaching age 59-1/2.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive a lump-sum distribution. Benefit are recorded when paid.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

2 Summary of Significant Accounting Policies

Basis of Accounting:

The Plan's transactions are reported on the accrual basis of accounting. Marketable securities are reported at fair market value as of the balance sheet date. Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by the Plan's investment broker. Certificates of Deposits and money market funds are stated at cost which approximates market value. Shares of Company common stock are stated at fair value as measured by quoted market prices.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4 Investments

Investments which constitute more than 5% of the Plan's net assets are:

	2005	2004
Merrill Lynch Retirement Preservation Trust	**$ 528,503**	$ 547,187
Merrill Lynch Balanced Capital Fund R	**$ 369,210**	$ 373,569
American Funds AMCAP Fund R2	**NA**	$ 226,674
Merrill Lynch New Value Opportunities R	**$ 228,677**	$ 235,831
PVF Capital Corporate Stock	**$ 2,078,140**	$ 2,376,049

5 Party-in-Interest Transactions

The Plan invests in Company stock, therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the Trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

Park View Federal Savings Bank
401(k) Plan

EIN 13-5565207
Plan Number 002

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Merrill Lynch Retirement Preservation Trust	Money Market	N/A	$ 528,503
	MFS Government Securitites Fund Class R	Mutual Fund	N/A	12,408
*	Merrill Lynch Bond Fund Core Bond Fund Portofio R	Mutual Fund	N/A	4,971
*	Merrill Lynch U.S. High Yield Fund R	Mutual Fund	N/A	116,387
*	Merrill Lynch Balanced Capital Fund R	Mutual Fund	N/A	369,210
*	Merrill Lynch Global Allocation Fund Cl R	Mutual Fund	N/A	206,823
*	Merrill Lynch Large Cap Growth Fund R	Mutual Fund	N/A	22,312
	American Funds AMCAP Fund R2	Mutual Fund	N/A	218,869
*	Merrill Lynch Basic Value Fund Class R	Mutual Fund	N/A	102,418
	Pimco CCM Mid Cap	Mutual Fund	N/A	14,053
*	Merrill Lynch Cap Value Fund R	Mutual Fund	N/A	15,902
	BlackRock Small/Mid-Cap Growth	Mutual Fund	N/A	4,406
*	Merrill Lynch New Value Opportunities R	Mutual Fund	N/A	228,677
	American Funds EuroPacific Growth R2	Mutual Fund	N/A	43,483
	Gartmore Investor Destinations Conservative Fund R	Mutual Fund	N/A	11,644
	Gartmore Investor Destination Moderate Aggressive Fund	Mutual Fund	N/A	31,344
	Gartmore Investor Destination Aggressive Fund	Mutual Fund	N/A	17,931
*	Merrill Lynch S&P 500 Index Class A	Mutual Fund	N/A	8,447
*	Merrill Lynch Global Tech Fund R	Mutual Fund	N/A	111,387
	GM MFS Government Securities Fund Class R	Mutual Fund	N/A	42,587
*	GM ML Retirement Preservation Trust	Mutual Fund	N/A	25,568
*	GM ML Basic Value Fund Class R	Mutual Fund	N/A	53,746
*	GM ML Bond Fund Core Bond Portfolio R	Mutual Fund	N/A	48,359
*	GM ML Mid Cap Value Fund R	Mutual Fund	N/A	18,516
*	GM ML New Value Opportunities R	Mutual Fund	N/A	12,599
	GM Pimco CCM Mid Cap	Mutual Fund	N/A	12,728
	GM American Funds AMCAP Fund R2	Mutual Fund	N/A	41,514
	GM American Funds EuroPacific Growth R2	Mutual Fund	N/A	50,170
	GM BlackRock Small/Mid-Cap Growth	Mutual Fund	N/A	7,736
*	PVF Capital Corporate Stock	Common Stock	N/A	2,078,140
				$ 4,460,838

* Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Park View Federal Savings Bank
Salary Savings Plan and Trust

Date: June 12, 2006 By 

Plan Administrator

00278117.DOC

Meaden&Moore

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in a Registration Statement on Form S-8 (File Number 33-97450) of our report dated May 3, 2006, on the audit of the financial statements of The Park View Federal Savings Bank for the year ended December 31, 2005.

Meaden + Moore, LTD.

MEADEN & MOORE, LTD.
Certified Public Accountants

June 8, 2006
Cleveland, Ohio



Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Charlotte Chicago Cleveland Columbus Naperville New York Orlando Phoenix Pittsburgh Wooster